Exhibit 10.2
July 28, 2011
Alexander Young
Fords Fields
Smugglers Lane
Crowborough
East Sussex
TN6 1TG
Dear Sandy:
As you are aware, Allied Healthcare International Inc. (the “Company”), a New York corporation, is contemplating a sale of the Company. As a member of the senior leadership team, the Company will rely on your proven leadership and managerial abilities to successfully complete a transaction.
On behalf of the Company, I am pleased to offer you the opportunity to earn a retention bonus in connection with the successful completion of a Sale and your continued employment with the Company and its affiliates for twelve (12) months following the completion of the Sale, the terms of which are outlined below.
This Agreement shall continue in effect from the date hereof through December 31, 2011; provided that if either (i) a Sale has occurred prior to December 31, 2011 or (ii) a Sale has not occurred on or prior to December 31, 2011 but a definitive agreement providing for a transaction, the consummation of which would be a Sale, has been executed on or prior to such date, this Agreement shall continue in effect until such definitive agreement has been fully performed by the Company or either party to such agreement has agreed to terminate such agreement in accordance with its terms. Notwithstanding anything herein to the contrary, in the event that a Sale does not occur on or before December 31, 2011 or a definitive agreement providing for a transaction, the consummation of which would be a Sale, has not been executed on or prior to December 31, 2011, this Agreement shall terminate and be of no further force and effect and you will have no rights to earn the Retention Bonus hereunder after such time.
1. Retention Bonus
(a) If a Sale is consummated on or prior to December 31, 2011 (or if a Sale has not occurred on or prior to December 31, 2011 but a definitive agreement providing for a transaction, the consummation of which would be a Sale, has been executed on or prior to December 31, 2011), the Company shall pay you the following amounts; provided that, except as provided below, on each payment date, you are then employed by the Employing Group and not under notice, whether given or received:
(i) An amount equal to the Cash Bonus will be paid to you as soon as administratively practicable following the date of the consummation of the Sale, but in no event later than thirty (30) days following such date;

(ii) An amount equal to the Transaction Bonus will be paid as follows:
(A) Thirty-three and one-third percent (33-1/3%) of the Transaction Bonus will be paid to you as soon as administratively practicable following the date of the consummation of the Sale, but in no event later than thirty (30) days following such date; and
(B) Sixty-six and two-thirds percent (66-2/3%) of the Transaction Bonus will be paid to you on the last day of the Retention Period.
For purposes of subsections (i) and (ii)(A) above, you will be considered employed by the Employing Group on the payment date of the Retention Bonus (i) if you have not terminated your employment or given notice under the terms of the Executive Service Agreement for any reason on or prior to the date of the consummation of the Sale or (ii) even though the Company terminates your employment with the Company other than for Gross Misconduct on or prior to the date of the consummation of the Sale.
(b) Further, the Company shall encourage the acquirer of the Company to consider making you eligible to participate in any equity compensation plan maintained by the Company after the Sale on an equitable equivalent basis to other senior executives of the Company.
2. Separation from Service
(a) If your employment with the Employing Group is terminated before the end of the Retention Period either (i) by the Employing Group for Gross Misconduct or (ii) by you other than for Good Reason or by reason of your death or disability, any unpaid portion of the Transaction Bonus shall be immediately forfeited and you shall have no right to receive payment of such amount. For purposes of this Section 2(a), the giving or receiving of any notice required by the terms of the Executive Service Agreement shall constitute a termination of your employment as of the date such notice is given. In the event of a termination of employment described in this Section 2(a), you further agree as follows:
(x) If the portion of the Transaction Bonus previously paid to you pursuant to Section 1(a)(ii)(A) equals or exceeds the amount of the Severance Entitlement then remaining to be paid to you, you will forfeit such remaining Severance Entitlement and pay to the Company, within thirty (30) days after your termination of employment, an amount equal to the excess of such portion of the Transaction Bonus over the remaining Severance Entitlement.
(y) If the portion of the Transaction Bonus previously paid to you pursuant to Section 1(a)(ii)(A) is less than the Severance Entitlement then remaining to be paid to you, the remaining Severance Entitlement shall be reduced by an amount equal to such portion of the Transaction Bonus previously paid to you, such reduction to be applied to the portion of the Severance Entitlement payable closest in time to the date of termination.

(b) If your employment with the Employing Group is terminated before the end of the Retention Period (i) by reason of your death or disability, (ii) by the Employing Group other than for Gross Misconduct or (iii) by you for Good Reason, any unpaid portion of the Transaction Bonus shall be paid to you in a lump sum as soon as administratively practicable thereafter, but no later than thirty (30) days following your separation from service and you will forfeit any remaining Severance Entitlement (even if the remaining Severance Entitlement exceeds the Transaction Bonus).
(c) By way of illustration with respect to this Section, see Appendix B.
3. Definitions
As used in this Agreement, the following terms shall have the meanings set forth below:
(a) “Cash Bonus” means an amount equal to £225,000.
(b) “Code” means the Internal Revenue Code of 1986, as amended.
(c) “Employing Group” means the Company, any holding company of the Company, or any subsidiary of the Company or any such holding company, including, without limitation Allied Healthcare Group Limited.
(d) “Executive Service Agreement” means that certain Executive Service Agreement dated December 22, 2007 between you and the Company, as such may be amended from time to time.
(e) “Good Reason” means your voluntary termination, within ninety (90) days after the occurrence of any of the following events without your written consent, provided that you have provided written notice to the Company describing such event and the matter has not been fully remedied by the Company within thirty (30) days after receipt of such notice: (i) a material reduction by the Company of your annual base salary as in effect on the date of the Sale; (ii) following a Sale, the Company does not continue your employment in a senior position for the business that constitutes the Company’s operations immediately prior to the Sale with the same or greater authority, duties, and responsibilities as those held by you immediately prior to the Sale; provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired or made part of a larger entity (for example, if you remain as chief executive officer of the Company following the Sale but is not made the Chief Executive Officer of the acquiring entity) will not constitute “Good Reason”; or (iii) any requirement by the Company that the location or facility at which you perform your principal duties for the Employing Group be changed to a new location or facility that is more than fifty (50) miles from the location or facility at which you performs your principal duties for the Employing Group immediately prior to the Sale but only if such change in location or facility is further away from your then current principal residence (for example, a change in location or facility that is closer to your principal residence will not constitute “Good Reason”).

(f) “Gross Misconduct” mean the termination by the Company of your employment for any reason stated in Section 19.1 of the Executive Service Agreement, other than Section 19.1(e) and 19.1(i), and any finding by the Employing Group of a gross misconduct pursuant to the Employing Group’s Disciplinary Policy and Procedure.
(g) “Retention Bonus” means the Cash Bonus and the Transaction Bonus.
(h) “Retention Period” means the period beginning on the date of the consummation of a Sale and ending on the date that is twelve (12) months following the consummation of a Sale.
(i) “Sale” shall be deemed to have occurred at such time as any person, or persons acting as a group, acquires more than 50% of the outstanding voting equity of the Company, or at such time as all or substantially all of the assets of the Company are sold or otherwise disposed of to any person, or persons acting as a group.
(j) “Severance Entitlement” means any salary or bonus, if any, for the year of termination paid or to be paid to you at or after notice of termination has been given or received, including any salary paid in lieu of notice plus the value of any car allowance, pension contribution, health insurance contribution and holiday entitlement, to which you are entitled to receive under the Executive Service Agreement upon your termination of employment with the Company.
(k) “Transaction Bonus” means an amount equal to the product of (i)(A) the total number of shares of the Company’s common stock, $0.01 par value per share (or such shares into which the Company’s common stock have been exchanged or converted prior to the Sale), issued and outstanding immediately prior to the date of the Sale multiplied by (B) the fair market value of the per share consideration received by stockholders of the Company pursuant to the Sale and (ii) 0.75%; provided, however, that the amount of the Transaction Bonus shall be reduced by an amount equal to the cash payment(s), if any, received or receivable by you in connection with the Sale and attributable to stock options, stock appreciation rights or other equity awards granted prior to the Sale under the Company’s equity incentive plans to you, regardless of whether you received such payment(s) in exchange for shares of Common Stock received upon exercise of such stock options, stock appreciation rights or other equity awards or received such payment(s) in consideration of the cancellation of such stock options, stock appreciation rights or other equity awards. For avoidance of doubt, the reduction pursuant to the proviso in the preceding sentence with respect to any payment received in exchange for shares of common stock shall be net of the amount paid by you, as the exercise price or otherwise, to acquire the shares.
4. Confidentiality
You agree to keep the terms of this Agreement and the existence and terms of any proposed Sale and related information strictly confidential, unless such disclosure is required by law or order of a court or regulatory authority or has been specifically approved for release by the Company in writing; provided, however, that you may disclose the terms of this Agreement and the existence (but not the terms) of any proposed Sale only to your tax advisor, legal advisor, management advisor and immediate family members, each of whom shall be instructed by you to hold the existence and terms of this Agreement and the existence of any proposed Sale in the strictest confidence, in accordance with the terms of this Agreement. If you (or advisors or family members) violates this provision, you will forfeit, and not be entitled to receive, the Retention Bonus under this Agreement.

5. Restrictive Covenants
The restrictive covenants set forth in the Executive Service Agreement regarding non-competition, non-solicitation and confidentiality shall remain in full force and effect.
6. Successors and Assigns
This Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns, and the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform the obligations of the Company under this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business or assets which assumes and agrees to perform this Agreement by operation of law or otherwise.
This Agreement is personal to you and is not assignable by you, other than by will or the laws of descent and distribution, without the prior written consent of the Company.
7. Notice
Notices and other communications provided for in this Agreement shall be in writing and shall be delivered by hand delivery, by a reputable overnight courier service, or by registered or certified mail, return receipt requested, postage prepaid, in each case addressed as follows:
If to the Company:
Allied Healthcare International Inc.
245 Park Avenue
New York, NY 10167
If to you:
To the most recent address in the Company’s records.
8. Entire Agreement
This Agreement constitutes the entire agreement between the parties with regard to the Retention Bonus and other matters referred to herein and supersedes any and all previous communications, representations, understandings and agreements with respect to the Retention Bonus; provided, however, that this Agreement does not amend or modify the Executive Service Agreement.

9. No Guarantee of Employment
This Agreement is not a contract of employment. The execution of this Agreement shall not be construed as conferring any legal rights upon you to continued employment, nor shall it interfere with the right of the Employing Group to terminate your employment for any reason.
10. Withholding
All payments made pursuant to this Agreement will be subject to withholding of applicable federal, state, local and foreign income and employment taxes.
11. Miscellaneous
(a) This Agreement shall be unfunded. Any payment made under this Agreement shall be made from the Company’s general assets.
(b) To the extent you are or become subject to the federal tax laws of the United States, Appendix A shall be applicable.
(c) No provision of this Agreement may be amended, modified, waived or discharged other than by a written agreement executed by the parties hereto or their respective successors and legal representatives.
(d) This Agreement shall be governed by and construed and entered in accordance with the laws of the State of New York without giving effect to the conflict of law principles thereof.
(e) This Agreement may be executed by one or more of the parties to this Agreement in any number of separate counterparts, each of which, when so executed, shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute but one and the same instrument. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.
(f) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.
If this letter agreement correctly sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter agreement which will then constitute our agreement on this subject.
[The remainder of this page intentionally left blank.]

Sincerely,

ALLIED HEALTHCARE INTERNATIONAL INC.

/s/ Jeffrey Peris

Name:	Jeffery S. Peris
Title:	Chairman of the Board of Directors of Allied Healthcare International Inc. and Chairman of the Compensation Committee of the Board of Directors
I acknowledge receipt and agree with the foregoing terms and conditions.

/s/ Sandy Young

Name:	Alexander Young

APPENDIX A
1. Code Section 409A. (a) It is intended that the Agreement (and any payout) will be exempt from or in compliance with Internal Revenue Code Section 409A (“Section 409A”), and the Agreement (and any payout) shall be interpreted and construed on a basis consistent with such intent. The Agreement (and any payout) may be amended in any respect deemed necessary or desirable (including retroactively) by the Company with the intent to preserve exemption from or compliance with Section 409A. The preceding shall not be construed as a guarantee of any particular tax effect for payouts under the Agreement. The Executive is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such person in connection with the Agreement (including any taxes and penalties under Section 409A), and the Company shall have no obligation to indemnify or otherwise hold an employee harmless from any or all of such taxes or penalties.
(b) Notwithstanding anything to the contrary in this Agreement, if a payment obligation under this Agreement arise on account of the Executive’s separation from service and the Executive is deemed to be a “specified employee”(as defined under Section 409A of the Code and determined in good faith by the Committee), any payment of “deferred compensation” (as defined under Treas. Reg. Section 1.409A-1(b)(1)) that is scheduled to be paid within six (6) months after such separation from service shall accrue without interest and shall be paid, as soon as administratively practicable but not later than thirty (30) days (i) after the end of the six (6) month period, measured from the date of the Executive’s separation from service or (ii) if earlier, the date of the Executive’s death. This subsection (d) shall apply only if the Executive is (or becomes) subject to the federal tax laws of the United States or if, upon advice of legal counsel to the Company or the Executive, the Executive would be subject to the tax imposed by Section 409A(a)(1)(B) of the Code.
(c) For purposes of this Agreement, “termination of employment” or words of similar import, as used in this Agreement, means, for purposes of any payments under this Agreement that are payments of deferred compensation subject to Section 409A of the Code, the Executive’s “separation from service” as defined in Section 409A of the Code. This subsection (e) shall apply only if the Executive is (or becomes) subject to the federal tax laws of the United States or if, upon advice of legal counsel to the Company or the Executive, the Executive would be subject to the tax imposed by Section 409A(a)(1)(B) of the Code.
2. Parachute Payments. Notwithstanding anything to the contrary in this Agreement, if any payment or benefit the Executive would receive from the Company as a result of a Change in Control (the “Payment”) would (a) constitute a “parachute payments” within the meaning of Section 280G of the Code and (b) but for this Section 5, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), the Payment shall be reduced to the largest amount which would result in no portion of the Payment being subject to the Excise Tax. Any determination as to whether a reduction is required under this Agreement and as to the amount of such reduction shall be made in writing by an independent public accountants appointed for this purpose by the Company prior to, or following the Change in Control, whose determinations shall be conclusive and binding upon the Executive and the Company for all purposes. This Section 5 shall be applicable only if the Executive is (or becomes) subject to the federal tax laws of the United States or if, upon advice of legal counsel to the Company, the Company would be prohibited from deducting from its taxable income the Retention Bonus by reason of Section 280G of the Code.

APPENDIX B
This Appendix B is to be used for illustrative purposes only and the amounts set forth herein are merely hypothetical amounts and do not represent the actual amounts of the Transaction Bonus or Severance Entitlement to which you may be entitled.
“BAD LEAVER” EXAMPLES

Example 1:	Transaction Bonus equals or exceeds Severance Entitlement and You Resign other than for Good Reason
Assume the Transaction Bonus equals £775,000 as follows:
•	Transaction Bonus £775,000, to be paid £258,385 at closing and £516,615 on the last day of the Retention Period
•	Your remaining Severance Entitlement: £250,000
You would forfeit the second payment of the Transaction Bonus of £516,615. Further, because that part of the Transaction Bonus already paid to you (£258,385) exceeds your remaining Severance Entitlement, you will forfeit your remaining Severance Entitlement (£250,000) and repay the Company £8,385.

Example 2:	Transaction Bonus less than Severance Entitlement and You Resign other than for Good Reason
Assume the Transaction Bonus equals £775,000 as follows:
•	Transaction Bonus £775,000, to be paid £258,385 at closing and £516,615 on the last day of the Retention Period
•	Your remaining Severance Entitlement: £300,000
You would forfeit the second payment of the Transaction Bonus of £516,615. Further, because that part of the Transaction Bonus already paid to you (£258,385) is less than your remaining Severance Entitlement, your remaining Severance Entitlement (£300,000) will be reduced by the amount of the Transaction Bonus previously paid to you (£258,385), such that your remaining Severance Entitlement will be £41,615.

“GOOD LEAVER” EXAMPLES

Example 3:	Transaction Bonus equals or exceeds Severance Entitlement and You Resign for Good Reason
Assume the Transaction Bonus equals £775,000 as follows:
•	Transaction Bonus £775,000, to be paid £258,385 at closing and £516,615 on the last day of the Retention Period
•	You have already received payment of the first part of the Transaction Bonus.
•	Your remaining Severance Entitlement: £250,000
You are entitled to the second payment of the Transaction Bonus of £516,615. You will forfeit your remaining Severance Entitlement (£250,000).

Example 4:	Transaction Bonus less than Severance Entitlement and You Resign for Good Reason
Assume the Transaction Bonus equals £775,000 as follows:
•	Transaction Bonus £775,000, to be paid £258,385 at closing and £516,615 on the last day of the Retention Period
•	You have already received payment of the first part of the Transaction Bonus.
•	Your remaining Severance Entitlement: £850,000
You are entitled to the second payment of the Transaction Bonus of £516,615. You agree to forgo the difference between the Transaction Bonus and your remaining Severance Entitlement.